FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 29, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES EARLY FULFILLMENT OF POWER GENERATION PLAN BY ITS SOUTHERN KUZBASS POWER PLANT SUBSIDIARY

Kaltan, Russia — November 29, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its Southern Kuzbass Power Plant subsidiary ahead of schedule fulfilled the annual electric power generation plan approved by the Federal Tariff Service of Russia.

The annual electric power generation plan, which included the production of 1.6 billion kWh of electricity and was approved by the Federal Tariff Service of Russia, was fulfilled ahead of schedule in November 2007.  Southern Kuzbass Power Plant is expected to generate an additional approximately 400 million kWh of electric power before the year end.

The increase of electric power generation by Southern Kuzbass Power Plant was due to a deficit of electric power in the Southern Kuzbass caused by specific environmental conditions.  Beginning in June of this year, the water level in the rivers of Siberia, where hydroelectric power stations traditionally generate significant electric power volume, was below the average.  Southern Kuzbass Power Plant uses steam coal as fuel, which is steadily supplied to it.  Thus, power production at the plant is not as affected by environmental conditions.

Another distinguishing feature of Southern Kuzbass Power Plant is its technical capability to expeditiously increase its power generation in accordance with market conditions and growing demand.  This enabled the power plant to increase its power generation and, consequently, profit. The competitive advantage of the power plant is its location close to the coal mining sites as well as the coal and ore mining companies in the Southern Kuzbass, which ensure its consistent load.

Southern Kuzbass Power Plant became Mechel’s subsidiary in March 2007. The objective of acquiring Southern Kuzbass Power Plant was to increase Mechel’s performance through the possibility of producing high value added product in the form of electric power using Mechel’s own steam coal. The acquisition of the new power generating asset was also aimed at developing the power component of Mechel’s business, which, in particular, includes reduction of production cost by generating Mechel’s own electric power, growth of the Company’s capitalization, and making additional profit from marketing the generating electric and heat energy.

Following the integration of Southern Kuzbass Power Plant into Mechel, implementation of its technical re-equipment and revamping program was started with the objective to increase its performance and reduce production costs.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: November 29, 2007